SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                                    FORM 6-K


                        Report of Foreign Private Issuer


                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934


                         For the month of December, 2005

                              RYANAIR HOLDINGS PLC
                 (Translation of registrant's name into English)

                      c/o Ryanair Ltd Corporate Head Office
                                 Dublin Airport
                              County Dublin Ireland
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F..X.. Form 40-F.....


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

                               Yes ..... No ..X..


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________





                         RYANAIR ANNOUNCES 4 NEW ROUTES

Ryanair, Europe's No. 1 low fares airline, today (Tuesday, 6th December 2005) announced 4 new routes - Liverpool to Seville and Porto, Paris Beauvais - Porto and Frankfurt Hahn to Bari. The routes start on 22nd February 2006 and are available for purchase now at www.ryanair.com.

Speaking today, Ryanair's Head of Communications, Peter Sherrard said:

        "We are delighted to announce 4 more routes to the Ryanair network that will enable 250,000 additional European passengers p.a. to enjoy Ryanair's low fares.

        "Passengers on these new Ryanair routes can look forward not only to the lowest fares in Europe, but also to Europe's best customer service and on time performance".

FROM               TO       START DATE      FREQUENCY     FARES FROM*
Liverpool        Seville     22nd Feb      4 x Weekly         GBP6.99
Liverpool         Porto      22nd Feb      3 x Weekly         GBP6.99
Paris Beauvais    Porto      22nd Feb         Daily           EUR1.99
Frankfurt Hahn    Bari       22nd Feb      3 x Weekly         EUR1.99

*One way ex taxes

Ends.                         Tuesday, 6th December 2005

Peter Sherrard - Ryanair      Pauline McAlester - Murray Consultants
Tel: 00 353 1 8121228         Tel: 00 353 1 4980 300





                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

                                    RYANAIR HOLDINGS PLC


Date: 06 December, 2005

                                    By:___/s/ Howard Millar____

                                    H Millar
                                    Company Secretary & Finance Director